Exhibit 15.5

King & Wood Mallesons

18th Floor, East Tower, World Financial Center,

No.1 Dongsanhuan Zhonglu, Chaoyang District Beijing 100020, P. R. China

To:

NaaS Technology Inc.

Newlink Center, Area G,

Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road,

Chaoyang District,

Beijing, China

March 27, 2023

Dear Sir or Madam,

Re: Consent to the filing of the Shell Company Report on Form 20-F (the “Report”) of NaaS Technology Inc. (the “Company”) and amendment thereto in connection with the listing of American depositary shares on the Nasdaq Capital market ( “the Listing”).

We, King & Wood Mallesons, refer to the Report of the Company in connection with the Listing which has been filed with the Securities and Exchange Commission (the “SEC”) and the amendment thereto which will be filed with the SEC (the “Amendment,” and collectively with the Report and any subsequent amendments thereto, the “Filings”).

We, being the PRC legal advisor to the Company in connection with the Listing, hereby give our consent, and confirm that we have not withdrawn our consent, to the issue of the Filings, with the inclusion therein our name, opinions, advice, confirmations and/or summaries of the same, and the references to our name, opinions, advice and/or confirmations in the form and context in which they respectively appear in the Filings.

We also hereby consent to the filing of this consent letter with the SEC as an exhibit to the Filings.

Yours faithfully, /s/ King & Wood Mallesons
King & Wood Mallesons